                                                                      EXHIBIT 12

                              LTC PROPERTIES, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)
                                  (unaudited)


                                                                     PERIOD ENDED DECEMBER 31,
                                                          -----------------------------------------------
                                                           1996      1995      1994      1993      1992(1)

Net income                                                $22,537   $20,040   $15,338   $ 6,847   $  763

Add Fixed Charges:
     Interest expense including
          amortization of debt issue costs                 20,604     9,407     6,563     6,400    2,597


     Minority interest (2)                                    898        57         -         -        -
                                                          -------   -------   -------   -------   ------
          Earnings                                         44,039    29,504    21,901    13,247    3,360

Interest expense including
        amortization of debt issue costs                   20,604     9,407     6,563     6,400    2,597

Minority interest (2)                                         898        57         -         -        -
                                                          -------   -------   -------   -------   ------
        Fixed charges                                      21,502     9,464     6,563     6,400    2,597

Ratio of earnings to fixed charges                          2.05x     3.12x     3.34x     2.07x    1.29x
                                                          =======   =======   =======   =======   ======
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1)   From August 25, 1992 (commencement of operations) to December 31, 1992
2)   Fixed distribution to minority interests